================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of ____October, 2006

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
                ------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.

                                  Yes [ ] No [X]

================================================================================

Documents Furnished By the Registrant
-------------------------------------

1.   Press Release of the Registrant dated October 26, 2006

  GRUPO IUSACELL ANNOUNCES RECORD NET INCOME OF PS. 4,199 MILLION DURING THIRD
                                  QUARTER 2006

    - Stockholders' Equity of Ps. 704 million -

    - EBITDA increases by 72% to Ps. 332 million -

    - Convenio concursal signed with majority of creditors -

    MEXICO CITY, Oct. 26 /PRNewswire-FirstCall/ -- Grupo Iusacell, S.A. de C.V. (BMV: CEL), reported its financial results for the third quarter of 2006.

    "We have had enormous accomplishments in the Company during the quarter, including historical maximums in revenues and EBITDA. We not only reached agreements with the majority of our creditors, but during the quarter we celebrated the convenio concursal of Grupo Iusacell that materialized the agreements reached with the majority or our creditors," commented Gustavo Guzman, CEO of Grupo Iusacell.

    The Company reflected in its financial statements for the quarter the following accounting and financial effects derived from the convenio concursal:

      I. The cancellation of the debt originated by its US$ 350 million notes due in 2006 (the "2006 Notes").

     II. The issuance of new notes in the principal amount of US$ 175 million with a maturity date of 2013 (the "New Notes").

    III. The cancellation of all the past due interest for the 2006 Notes in the amount of approximately US$ 183 million.

    These cancellations affected a change on the Stockholders' Equity of the Company, which increased from a negative Ps. $2,081 million in September 30, 2005 to Ps. 704 million in this quarter, as well as a decrease in the liabilities of the Company of Ps $3,935 million.

    Prior events in connection with the Grupo Iusacell Plan of Reorganization

    - January 2006, Grupo Iusacell announces an agreement in principle with the majority of its creditors.

    - April 2006, Grupo Iusacell launches an exchange offer for the 2006 Notes.

    - June 2006, Grupo Iusacell concludes the exchange offer with a participation of approximately 90% of holders.

    - June 2006, Grupo Iusacell announces its decision to implement a restructuring by the filing of a plan of reorganization (convenio concursal) (the "Plan of Reorganization") pursuant to the Mexican Business Reorganization Act (Ley de Concursos Mercantiles).

    - August 2006, the Mexican courts declare a concurso mercantil for Grupo Iusacell, beginning the conciliation phase.

    - August 2006, Grupo Iusacell executes its convenio concursal with approximately 90% of Grupo Iusacell's creditors, which the company expects, with the consent of the conciliator appointed by the Federal Institute Specializing in Concursos Mercantiles (Instituto Federal de Especialistas en Concursos Mercantiles -- IFECOM), to submit for approval to a Mexican judge (Juzgado Septimo de Distrito en Materia Civil del Primer Circuito).

    Recent Events

    Grupo Iusacell expects to execute soon its convenio concursal with creditors of Grupo Iusacell Celular, S.A. de C.V.

    On October 11, 2006, Grupo Iusacell announced that the restructuring of the debt of its operating subsidiary, Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular"), which includes US$ 190 million of Tranche A Bank Loans ("Tranche A Loans"), US$ 76 million of Tranche B Bank Loans ("Tranche B Loans") and US$ 150 million of 10% Senior Notes due in 2004 (the "2004 Notes"), continues advancing within the framework established by its strategic plan, and that it anticipates that the restructuring agreement reached in principle with the majority of its creditors will be legally finalized soon.

    As a result of the exchange offer and consent solicitation launched in May 2006 that expired on July 26, 2006, more than 82% of creditors confirmed their support of its Plan of Reorganization. Recently the levels of participation and support increased to 97% of creditors.

    The Iusacell Celular restructuring consists of an exchange of any and all of its (a) Tranche A Loans for new senior floating rate first lien notes due 2011 accruing interest at three-month LIBOR plus 4.00% and (b) Tranche B Loans and its 2004 Notes for its new 10% senior subordinated second lien notes due 2012, on the terms and conditions that were previously announced.

    Grupo Iusacell looks for consolidation of operations with Unefon

    On September 6, 2006, Grupo Iusacell announced that its board of directors authorized the company to explore the consolidation of operations with Unefon (BMV: UNEFON), a mobile telephony operator for the mass market in Mexico and a subsidiary of Unefon Holdings. Grupo Iusacell and Unefon are companies controlled by Ricardo B. Salinas, and are the only two wireless communications service providers with CDMA technology in Mexico, which allows for optimizing the efficiency of the cellular telephony network.

    Grupo Iusacell and Unefon have solid competitive advantages, and have developed optimal attributes for the market segments in which they participate, which translates into better services at lower prices. Grupo Iusacell has 2 million subscribers and Unefon 1.3 million, both nationwide.

    Grupo Iusacell executes its convenio concursal with creditors

    On August 28, 2006, Grupo Iusacell announced that it executed the convenio concursal by a group of creditors representing approximately 90% of Grupo Iusacell's total debt, which the company expects, with the consent of the conciliator appointed by the Federal Institute Specializing in Concursos Mercantiles (Instituto Federal de Especialistas en Concursos Mercantiles -- IFECOM), to submit for approval to a Mexican judge (Juzgado Septimo de Distrito en Materia Civil del Primer Circuito). Among other things, upon the court's approval of that submission, Grupo Iusacell's restructuring process will have been completed.

    The convenio concursal among Grupo Iusacell and its creditors was executed in accordance with its previously announced restructuring agreement, which will consist of the exchange of its 2006 Notes for an aggregate principal amount of US$175 million of New Notes that will bear interest at an annual rate of 10% (with semi-annual interest payments in arrears, including the option for Iusacell to capitalize up to 40% of each interest payment). The restructuring agreement also includes the cancellation of any default interest due and payable under the 2006 Notes.

    Iusacell announced the restructuring of its subsidiaries Iusacell Infraestructura and Infraestructura Mexico

    On July 14, 2006, Grupo Iusacell announced that its subsidiary Iusacell Infraestructura S.A. de C.V. ("Iusacell Infraestructura") concluded the successful restructuring of its debt with the signing of the corresponding restructuring documentation.

    Before the restructuring, Iusacell Infraestructura owed to BNP Paribas (Oslo Branch) debt in an outstanding principal amount of US$ 26.6 million. This debt consisted of: (1) a senior amortizing term facility in an outstanding principal amount of US$ 23.2 million, guaranteed by the Export Import Bank of Norway and due in 2007 and (2) a refaccionario loan in an outstanding principal amount of US$ 3.4 million due in 2004.

    On July 19, 2006, Iusacell Infraestructura de Mexico, S.A. de C.V. ("Infraestructura Mexico") a subsidiary of Grupo Iusacell, concluded the successful restructuring of its debt with the signing of the corresponding restructuring documentation.

    Before the restructuring, Infraestructura Mexico owed to Harris S.A de C.V, debt in an outstanding principal amount of US$ 4.3 million. This debt consisted of: (1) Tranche 2D in an outstanding principal amount of US$ 4.0 million (the "Tranche 2D"), and (2) Tranche 2E in an outstanding principal amount of US$ 0.3 million (the "Tranche 2E").

    The terms of the restructuring signed are as follows:

    Tranche 2D

    A new principal amount owed under Tranche 2D of US$ 3.2 million due in 2010 that bear interest at a fix rate of 8% per annum. Interest shall be payable quarterly, commencing March 31, 2007, and sixteen principal repayments shall be made quarterly under the following schedule:

     *   20% payable in calendar 2007, commencing March 31, 2007.
     *   30% s payable in calendar 2008.
     *   25% payable in calendar 2009, and
     *   25% payable in calendar 2010.

    Tranche 2E

    Iusacell shall pay Tranche 2E, US$ 0.3 million in full on the effective date of the Restructuring Agreement.

    Results for Third Quarter 2006

    Revenues

    Net revenues in the third quarter of 2006 increased by 20% to Ps. $1,913 million, as compared to Ps $1,589 million during the same period 2005. This increase is primarily as a result of growth in postpaid revenues as well as higher revenues from value added services and an increase in the subscriber base.

    Iusacell ended the third quarter 2006 with approximately 2.0 million subscribers, an increase of 19% as compared to the third quarter 2005.

    Cost and Expenses

    The total cost during the quarter increased by 23% to Ps. $1,125 million, as compared to Ps $915 million in the third quarter 2005. Operating expenses decreased by 5% to Ps. $455 million, as compared to Ps $481 million in the same period 2005.

    The increase in the total cost mainly reflects the increase in (i) handset subsidy, (ii) cost related to value added services, and (iii) technical expenses.

    The decrease in the operating expenses during the quarter reflects the result of the efforts and strategy for the control of expenses of the Company.

    Operating income before depreciation and amortization

    Iusacell's operating income before depreciation and amortization for the third quarter of 2006 was Ps. $332 million, an increase of 72%, as compared to Ps. $193 million during the same period the year before.

    Net Income

    Iusacell had a net income of Ps $4,199 million during the third quarter of 2006, as compared to a net loss of Ps $449 million registered in the same period of 2005. The net income is mainly impelled by the gain registered as a result of the decrease of the debt and cancellation of past due interest of the 2006 Notes.

    Capital Expenditures

    During the third quarter of 2006, the Company made investments of approximately US$ 22 million, primarily for the acquisition of cellular equipment related to the expansion of coverage and capacity of Iusacell 3-G network and EV-DO services (Evolution Data Only).

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Iusacell offers more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate. In addition to our core mobile telephony services, we also provide a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services. Additional information is available at www.iusacell.com. Grupo Iusacell it's a company of Grupo Salinas, for additional information please visit: www.gruposalinas.com

    Legal Disclaimer

    Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. A discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

    Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month and nine-month periods ended September 30, 2006, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at September 30, 2006.

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENTS
        MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2006 PURCHASING POWER

                                            3Q05                      3Q06                     Change
                                   ----------------------    ----------------------    ----------------------
Gross Revenues                         1,680          106%       2,019          106%         340           20%
Commissions                              (90)          (6)%       (106)          (6)%        (16)         (18)%
Net Revenues                           1,589          100%       1,913          100%         324           20%

Cost of services                         734           46%         799           42%          64            9%
Handsets Subsidy                         181           11%         327           17%         146           81%
Total Cost                               915           58%       1,125           59%         210           23%

Gross Profit                             674           42%         788           41%         113           17%

Selling, General &
 Administrative Expenses                 481           30%         455           24%         (25)          (5)%

EBITDA                                   193           12%         332           17%         139           72%

Depreciation and
 Amortization                            382           24%         376           20%          (6)          (2)%

 (Loss) income from
 sale of fixed assets
 and other expenses                      (19)          (1)%          3            0%          23          117%

Debt extinguishment                       --            0%       3,935          206%       3,935         n.a.

Comprehensive Financing Cost
  Interest Expense - Net                (284)         (18)%       (275)         (14)%          9            3%
  Exchange (loss) gain                   (20)          (1)%        382           20%         402         n.m.
  Gain from net monetary
   position                               79            5%         193           10%         115          146%

                                        (225)         (14)%        301           16%         525         n.m.

 (Loss) Income
 Before Taxes                           (433)         (27)%      4,196          219%       4,628         n.m.

Tax Provision                            (14)          (1)%          1            0%          15          110%

Minority Interest                         (3)          (0)%          2            0%           5          167%

Net (Loss) Income                       (449)         (28)%      4,199          219%       4,648         n.m.

                              PER SHARE INFORMATION

Weighted Average of
 Outstanding Shares
 (000)                                93,425                    93,425                        --            0%
Quarter Earnings
 (Losses) per
 Share (Pesos)                         (4.81)                    44.95                     49.76         n.m.

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENTS
        MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2006 PURCHASING POWER

                                            9M05                         9M06                       Change
                                   -----------------------     -----------------------     ----------------------
Gross Revenues                         4,765           107%        5,929           106%        1,163           24%
Commissions                             (298)           (7)%        (315)           (6)%         (17)          (6)%
Net Revenues                           4,467           100%        5,614           100%        1,146           26%

Cost of services                       1,974            44%        2,395            43%          422           21%
Handsets Subsidy                         406             9%          969            17%          563          139%
Total Cost                             2,380            53%        3,364            60%          984           41%

Gross Profit                           2,088            47%        2,250            40%          162            8%

Selling, General &
 Administrative Expenses               1,302            29%        1,337            24%           35            3%

EBITDA                                   786            18%          913            16%          127           16%

Depreciation and
 Amortization                          1,189            27%        1,160            21%          (29)          (2)%

(Loss) income from sale
 of fixed assets and
 other expenses                          (44)           (1)%         171             3%          214         n.m.

Debt extinguishment                       --             0%        3,935            70%        3,935         n.a.

Comprehensive Financing Cost
 Interest Expense - Net                 (849)          (19)%        (876)          (16)%         (27)          (3)%
 Exchange (loss) gain                    392             9%         (383)           (7)%        (775)        (198)%
 Gain from net monetary
 position                                115             3%          221             4%          106           92%

                                        (341)           (8)%      (1,038)          (18)%        (697)        n.m.

(Loss) Income
 Before Taxes                           (788)          (18)%       2,821            50%        3,609         n.m.

Tax Provision                            (73)           (2)%           0             0%           73          100%

Minority Interest                         (4)           (0)%           5             0%            9         n.m.

Net (Loss) Income                       (865)          (19)%       2,826            50%        3,691         n.m.

Last Twelve Months
 EBITDA                                  760                       1,187                         427           56%

Last Twelve Months Net
 (Loss) Income                        (1,246)                      2,972                       4,218         n.m.

                              PER SHARE INFORMATION

Weighted Average of
 Outstanding Shares
 (000)                                93,425                      93,425                          --            0%
LTM Earnings
 (Losses) per
 Share (Pesos)                        (13.34)                      31.81                       45.15         n.m.

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                 MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2006
                                PURCHASING POWER

                                                As of September 30 of
                                   ------------------------------------------------
                                            2005                       2006                    Change
                                   ----------------------     ---------------------    ----------------------
Cash and cash equivalents                 13            0%           46           0%          33          244%

Customers                                388            4%          529           5%         141           36%

Other accounts receivable                 --            0%          278           3%         278         n.a.

Advanced payments and
 other receivables                       351            3%          240           2%        (111)         (32)%

Unamortized handset
 subsidy                                 452            4%          441           4%         (12)          (3)%

Inventories                               15            0%           51           0%          36          248%

Current assets                         1,219           11%        1,584          14%         365           30%

Fixed assets                           6,616           61%        5,755          52%        (861)         (13)%

Goodwill                               1,892           17%        1,892          17%          --            0%

Other assets                           1,086           10%        1,804          16%         717           66%

TOTAL ASSETS                          10,814          100%       11,035         100%         221            2%

Short-term debt                        8,846           82%        4,586          42%      (4,260)         (48)%
Accrued interests                      2,249           21%          927           8%      (1,322)         (59)%
Short-term liabilities
 with financial cost                  11,095          103%        5,512          50%      (5,583)         (50)%

Suppliers                                454            4%          399           4%         (55)         (12)%
Unaccrued air time                       116            1%          119           1%           3            3%
Accumulated expenses
 and other payables                    1,229           11%        1,197          11%         (31)          (3)%
Short-term liabilities
 without financial cost                1,799           17%        1,716          16%         (84)          (5)%

Short-term liabilities                12,894          119%        7,228          65%      (5,666)         (44)%

Long-term debt                             1            0%        2,230          20%       2,229         n.m.
Long-term liabilities
 with financial cost                       1            0%        2,230          20%       2,229         n.m.

Advances from customers                   --            0%          873           8%         873         n.a.
Deferred credits                          --            0%          873           8%         873         n.a.

TOTAL LIABILITIES                     12,896          119%       10,331          94%      (2,565)         (20)%

STOCKHOLDERS' EQUITY                  (2,081)         (19)%         704           6%       2,786         (134)%

LIABILITIES + EQUITY                  10,814          100%       11,035         100%         221            2%

              GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENTS
        MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2006 PURCHASING POWER

                                            3Q05                         3Q06                      Change
                                   -----------------------     -----------------------     -----------------------
Gross Revenues                         1,716           106%        2,103           105%          387            23%
Commissions                              (90)           (6)%        (106)           (5)%         (16)          (18)%
Net Revenues                           1,625           100%        1,996           100%          371            23%

Cost of services                         750            46%          856            43%          105            14%
Handsets Subsidy                         181            11%          327            16%          146            81%
Total Cost                               931            57%        1,182            59%          251            27%

Gross Profit                             694            43%          814            41%          120            17%

Selling, General &
 Administrative Expenses                 470            29%          450            23%          (21)           (4)%

EBITDA                                   224            14%          364            18%          140            63%

Depreciation and
 Amortization                            345            21%          337            17%           (8)           (2)%

(Loss) income from
 sale of fixed assets
 and other expenses                      (11)           (1)%         (69)           (3)%         (58)         n.m.

Comprehensive Financing Cost
  Interest Expense - Net                (136)           (8)%        (174)           (9)%         (38)          (28)%
  Exchange (loss) gain                   (12)           (1)%         155             8%          167          n.m.
  Gain from net monetary
   position                               13             1%           79             4%           66           n.m

                                        (135)           (8)%          59             3%          194          (144)%

(Loss) Income
 Before Taxes                           (266)          (16)%          18             1%          284          (107)%

Tax Provision                            (14)           (1)%        (126)           (6)%        (112)         n.m.

Minority Interest                         (3)           (0)%           2             0%            5           167%

Net (Loss) Income                       (283)          (17)%        (107)           (5)%         176           (62)%

              GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENTS
        MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2006 PURCHASING POWER

                                             9M05                        9M06                       Change
                                   -----------------------     -----------------------     -----------------------
Gross Revenues                         4,888           106%        6,154           105%        1,266            26%
Commissions                             (298)           (6)%        (315)           (5)%         (17)           (6)%
Net Revenues                           4,590           100%        5,839           100%        1,248            27%

Cost of services                       2,145            47%        2,579            44%          434            20%
Handsets Subsidy                         406             9%          969            17%          563           139%
Total Cost                             2,551            56%        3,547            61%          997            39%

Gross Profit                           2,040            44%        2,291            39%          252            12%

Selling, General &
 Administrative Expenses               1,278            28%        1,312            22%           34             3%

EBITDA                                   761            17%          979            17%          218            29%

Depreciation and
 Amortization                          1,074            23%        1,044            18%          (30)           (3)%

(Loss) income from
 sale of fixed assets
 and other expenses                      (35)           (1)%          95             2%          130          n.m.

Comprehensive Financing Cost
  Interest Expense - Net                (377)           (8)%        (474)           (8)%         (97)          (26)%
  Exchange (loss) gain                   190             4%         (206)           (4)%        (396)         n.m.
  Gain from net monetary
   position                               35             1%           91             2%           56           161%

                                        (152)           (3)%        (589)          (10)%        (437)         n.m.

(Loss) Income Before
 Taxes                                  (500)          (11)%        (559)          (10)%         (59)           12%

Tax Provision                            (73)           (2)%        (239)           (4)%        (166)         n.m.

Minority Interest                         (4)           (0)%           5             0%            9          n.m.

Net (Loss) Income                       (577)          (13)%        (793)          (14)%        (216)           37%

              GRUPO IUSACELL CELULAR, S.A. DE C.V. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                 MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2006
                                PURCHASING POWER

                                                 As of September 30 of
                                   -----------------------------------------------
                                            2005                     2006                     Change
                                   ---------------------    ----------------------    -----------------------
Cash and cash
 equivalents                               2           0%          42            0%          40          n.m.

Customers                                389           4%         538            5%         149            38%

Other accounts receivable                276           3%         823            8%         547           198%

Advanced payments and
 other receivables                       300           3%         165            2%        (135)          (45)%

Unamortized handset
 subsidy                                 452           5%         441            4%         (12)           (3)%

Inventories                               15           0%          51            1%          36           248%

Current assets                         1,433          15%       2,059           21%         626            44%

Fixed assets                           6,088          63%       4,929           50%      (1,159)          (19)%

Goodwill                               1,699          18%       1,699           17%          --             0%

Other assets                             425           4%       1,173           12%         748           176%

TOTAL ASSETS                           9,645         100%       9,860          100%         215             2%

Short-term debt                        4,641          48%       4,568           46%         (73)           (2)%
Accrued interests                        526           5%         754            8%         228            43%
Short-term liabilities
 with financial cost                   5,166          54%       5,321           54%         155             3%

Suppliers                                402           4%         152            2%        (250)          (62)%
Unaccrued air time                       116           1%         119            1%           3             3%
Accumulated expenses and
 other payables                          974          10%       1,313           13%         339            35%
Short-term liabilities
 without financial cost                1,493          15%       1,584           16%          92             6%

Short-term liabilities                 6,659          69%       6,906           70%         247             4%

Long-term debt                             0           0%          --            0%          (0)         (100)%
Long-term liabilities
 with financial cost                       0           0%          --            0%          (0)         (100)%

Advances from customers                   --           0%         796            8%         796          n.a.
Deferred credits                          --           0%         796            8%         796          n.a.

TOTAL LIABILITIES                      6,659          69%       7,701           78%       1,042            16%

STOCKHOLDERS' EQUITY                   2,986          31%       2,159           22%        (827)          (28)%

LIABILITIES + EQUITY                   9,645         100%       9,860          100%         215             2%

SOURCE  Grupo Iusacell, S.A. de C.V.
    -0-                             10/26/2006
    /CONTACT: Jose Luis Riera K., Chief Financial Officer,
+011-52-55-5109-5927, or vferrer@iusacell.com.mx , or J. Victor Ferrer V., Finance Manager, +011-52-55-5109-5273, or vferrer@iusacell.com.mx , both of Grupo Iusacell S.A. de C.V./
    /Web site:  http://www.iusacell.com /

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    GRUPO IUSACELL, S.A. DE C.V.

Date: October 26, 2006

                                                           /s/ Fernando Cabrera
                                                           ---------------------
                                                    Name:  Fernando Cabrera
                                                    Title: Attorney in fact


                                                           /s/ Jose Luis Riera
                                                           ---------------------
                                                    Name:  Jose Luis Riera
                                                    Title: Attorney in fact